1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date January 5, 2010	By	/S/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PROPOSED APPOINTMENT OF DIRECTOR AND VICE CHAIRMAN

RESIGNATION OF DIRECTOR

The Board announces that Mr. Li Weimin has been nominated as candidate for the post of director of the Company, subject to approval of the resolution at the shareholders’ general meeting, Mr. Li Weimin has also been recommended by Yankuang Group as Vice Chairman of the Company.

The Board also announces that Mr. Yang Deyu has resigned from his positions as a director and Vice Chairman of the Company with effect from 31 December 2009.

Proposed Appointment of Director and Vice Chairman

The fourth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) announces that at the meeting of the Board held on 4 January 2010, it was resolved that Mr. Li Weimin be nominated as candidate for the post of director of the Company, subject to approval of the resolution at the shareholders’ general meeting, Mr. Li Weimin has also been recommended by the controlling shareholder of the Company, Yankuang Group Corporation Limited (“Yankuang Group”), as Vice Chairman of the Company.

A notice of general meeting will be despatched to the shareholders of the Company as soon as practicable.

The biographical details of Mr. Li Weimin are set out below:

Li Weimin, aged 49, a researcher in engineering technique applications and PhD, holder of a doctor degree in mining engineering and a master degree of EMBA. Mr. Li joined the predecessor of the Company in 1982. In November 2002, Mr. Li was appointed as the manager of the Jiling Coal Mine III of the Company. In August 2006, Mr. Li was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of Yankuang Group. In December 2007, Mr. Li was promoted to be the head of the Safety and Supervision Bureau of Yankuang Group and became a member of the senior management of Yankuang Group. From May 2009 to August 2009, Mr. Li was appointed as the deputy general manager of Yankuang Group and served as the head of the Safety and Supervision Bureau of Yankuang Group. In July 2009, Mr. Li was appointed as the general manager of the Company. Mr. Li was graduated from China University of Mining and Technology and Nankai University.

As far as the Board is aware and save as disclosed above, Mr. Li Weimin did not hold any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or other major appointments and professional qualifications preceding the date of this announcement, nor does he has any relationship with any directors, senior management or substantial or controlling shareholder of the Company. As at the date of this announcement, Mr. Li Weimin does not have, or deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, the Company and Mr. Li Weimin have not entered into any service contract which provides for a specified length of service. The remuneration of Mr. Li Weimin will be determined at the general meeting of the Company with reference to his duties, responsibilities and experience, and to prevailing market conditions.

The terms of service of Mr. Li Weimin will be the same as the current session of the Board.

Save as disclosed in this announcement, the Board is not aware of any matters in relation to the appointment of Mr. Li Weimin which are required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or any other matter that need to be brought to the attention of the shareholders of the Company.

Resignation of Director

The Board announces that as Mr. Yang Deyu has reached the retirement age, Mr. Yang tendered his resignation to the Board on 31 December 2009, resigning from the positions as a director and Vice Chairman of the Company. The resignation of Mr. Yang Deyu took effect from 31 December 2009.

Mr. Yang Deyu has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its sincere gratitude to Mr. Yang Deyu for his contributions to the Company during his tenure of office.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

4 January 2010

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

3